United States securities and exchange commission logo





                              July 9, 2020

       Andre De Castro
       Chief Executive Officer
       Blockchain of Things, Inc.
       747 3rd Avenue
       New York, NY 10017

                                                        Re: Blockchain of
Things, Inc.
                                                            Form 10-12G
                                                            Filed June 1, 2020
                                                            File No. 000-56170

       Dear Mr. De Castro:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G filed June 1, 2020

       Explanatory Note, page 3

   1.                                                   Please delete the use
of the term    rescission    throughout the registration statement and
                                                        instead refer to it as
the    Claims Process,    consistent with the terms of the settlement.
       Initial Coin Offering and SEC Order, page 4

   2. Please add a new section here that describes the claims process for investors, and please revise the header for
this section to include the claims process. In preparing the section, please consider putting
it in question-and-answer format, and please consider addressing the following investor
questions:
                                                            What is the claims
process?
                                                            Why are you
engaging in the claims process?
                                                            Who is entitled to
make a claim?
 Andre De Castro
FirstName
BlockchainLastNameAndre
             of Things, Inc. De Castro
Comapany
July 9, 2020NameBlockchain of Things, Inc.
July 9,2 2020 Page 2
Page
FirstName LastName
             What will I receive if I make a claim?
             How is the price at which I purchased tokens determined?
             How was the interest rate determined?
             When does the claims process terminate?
             What do I need to do if I want to participate in the claims process?
             What do I need to do if I do not want to participate in the claims process?
             What happens to my tokens if I do not participate in the claims process?
             May I participate in the claims process solely with respect to a portion of my tokens?
             Can I change my mind after I have sent in my claim form?
             When, how and in what form will payment be made?
             Who can help answer my questions and what is their contact information?
         In addition, at the end of the section please include a cross-references to the claims process disclosure beginning on page 30.
Description of Business and Principal Products or Services, page 5

3. We note your disclosure that, at the time of the Offering, the Catenis platform functioned in a "beta" or pilot stage. Please update this disclosure to clarify whether the Catenis platform currently is operational. If you need additional funds to further advance the development or relaunch of the platform, please explain the key steps in that process and any quantify the funding necessary. If lack the necessary additional funding, please disclose this.
4. Please revise the description of your products and services to explain in plain English what they are and what they do. In doing so, please minimize the use of technical and marketing language.
5. Please refer to the second paragraph. We note the disclosure that consumed tokens convert into real Bitcoin blockchain value (actual bitcoins). Please explain what this means and how it works. In doing so, please explain, for each consumed BCOT Token, how the conversion value is determined.
6.       Please briefly expand to explain how Catenis Enterprises works with the Bitcoin
         blockchain to simplify peer-to-peer message, digital asset control and recording of immutable data, how it is globally accessible and how it is designed to improve upon existing blockchain technology. Please also explain what is meant by running on edge networks.
7. Please tell us the basis for the following statements you make in the noted locations within the registration statement:
             In the second paragraph on page 6, the statement that    the
Company has developed
              the world   s first globally accessible blockchain enabled
application network.
             In the fifth paragraph on page 6, the statement    [t]he Company
s management team
              has invested time, energy and talent carefully developing these solutions to become the industry leader in leveraging blockchain technology cost effective for highly secure, peer device communications, and support for governance solutions across the
 Andre De Castro
FirstName
BlockchainLastNameAndre
             of Things, Inc. De Castro
Comapany
July 9, 2020NameBlockchain of Things, Inc.
July 9,3 2020 Page 3
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              globe.
Revenue Model, page 6

8. Please expand your description of your proposed revenue model to explain in detail how you propose to generate revenue. In doing so, please expand your description of the five offering tiers and explain how they tie to the monthly subscription fees that you are proposing. In addition, please clarify to what extent you have tested this revenue model and state whether or not it is proven. Finally, please clarify how the professional, support and educational services you propose to offer fit within your revenue model. In doing so, please clarify the current status of these services and your expectations for revenue from these services.
Item 1A. Risk Factors, page 11

9. Please clarify in the second, third and fourth risks factors that because claimants are entitled to seek the return of the full amount you received from them, subject to certain adjustments, pursuant to the terms of the settlement, you are potentially liable to the claimants for up to approximately $12 million.
Currency exchange rate fluctuations may disrupt our business, page 18

10. Please briefly expand to explain why you expect a substantial amount of your future revenue from foreign net sales.
We have business systems that do not have full redundancy, page 21

11. Please briefly clarify which core business systems that you are referring to that do not have redundancy so that investors can assess the risk.
Specific Risks Related to Owning BCOT Tokens, page 25

12. Please add a new risk factor that describes the risks associated with the BCOT Tokens currently having negligible utility and that the anticipated functionality described in the registration statement may never be available. Please include a cross-reference to
         the Description of Registrant   s Securities to be Registered section
beginning on page 42.
Risks Related to Our Rescission Offer, page 27

13. We note the risk factor at the top of page 28 stating that the Company issued BCOT
         Tokens to certain vendors during 2017 for services rendered in connection with your initial coin offering ("ICO"), which were accounted for at that time at approximately $12 million. Please explain your accounting treatment (and disclose your accounting policy in the notes to the consolidated financial statements) for those tokens issued to vendors and cite the authoritative guidance you used to support your account treatment (i.e., initial recognition, measurement, and remeasurement, as applicable).
 Andre De Castro
FirstName
BlockchainLastNameAndre
             of Things, Inc. De Castro
Comapany
July 9, 2020NameBlockchain of Things, Inc.
July 9,4 2020 Page 4
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FirstName LastName
Risks Related to Our Rescission Offer, page 27

14. Please add a new risk factor that describes the risk to claimants that you may not have sufficient funds to satisfy their claims. The risk factor should address your existing assets, limitations on your ability to satisfy claims, your plans to address any shortfall in your ability to satisfy claims, as well as the current value of the digital assets (e.g., Ether,
         Bitcoin) you received from claimants as payment for the BCOT Tokens.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations, page
28

15.      Please revise this section to disclose the following:
             Why for 2018 you took an $8,865,798 impairment of your digital assets.
             How you used the approximately $12 million in proceeds you received from the sale of BCOT Tokens.
             There is no assurance that you will be successful in obtaining funding or generating revenues sufficient to satisfy claims submitted pursuant to the Claims Process.
             Your plans for satisfying claims submitted pursuant to the Claims Process, including how you would address circumstances in which you do not have sufficient liquidity to both grow your business and satisfy all of the claims. Recission Offer, page 30

16. Please clarify whether you will pay claims in cash, in U.S. Dollars, or in digital assets. To the extent a claimant used digital assets to purchase BCOT Tokens, please explain how you will value the digital assets for purposes of satisfying the claimant's claim.
17. In the third paragraph, please clarify the maximum aggregate amount you could pay in satisfaction of claims if you liquidated all the digital assets you currently have on hand.
         Please value the digital assets as of the most recent practicable date, and disclose the date.
Item 15. Financial Statements and Exhibits, page 47

18. Please revise to include updated interim financial statements; refer to Article 8 of
         Regulation S-X.
Note 11 - BCOT Tokens, page F-16

19. We note your disclosure stating that the Company accounted for the sale of tokens in accordance with ASC 606 and that you determined the counterparties to be customers.
         Please revise your disclosure to clarify how the accounting conclusions described here are consistent with the policy on page F-7 which states that you are accounting for the token issuances as a research and development arrangement in accordance with ASC 730-20.
Exhibits

20. Please file as exhibits to the registration statement the Claim Form and the original token
 Andre De Castro
Blockchain of Things, Inc.
July 9, 2020
Page 5
         offering agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Klein at 202-551-3847 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameAndre De Castro                         Sincerely,
Comapany NameBlockchain of Things, Inc.
                                                          Division of
Corporation Finance
July 9, 2020 Page 5                                       Office of Finance
FirstName LastName